UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________________________________________________________________________________________________________________

FORM 11-K

[X]        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

[ ]        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from…………………………to………………………..

Commission file number………..001-14423…………

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PLEXUS CORP. 401(k) RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PLEXUS CORP.
ONE PLEXUS WAY
NEENAH, WI 54956

Plexus Corp.
401(k) Retirement Plan
Financial Statements and Supplemental Schedule
December 31, 2025 and 2024

Plexus Corp.
401(k) Retirement Plan

Other supplemental schedules required by the Employee Retirement Income Security Act have been omitted because they are not applicable to the Plexus Corp. 401(k) Retirement Plan.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants
Plexus Corp. 401(k) Retirement Plan
Neenah, Wisconsin

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Plexus Corp. 401(k) Retirement Plan (the Plan) as of December 31, 2025 and 2024, and the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2025, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Wipfli LLP
Milwaukee, Wisconsin

June 18, 2026

We have served as the Plan’s auditor since 2024.
________________________________________________________________________________
"Wipfli" is the brand name under which Wipfli LLP and Wipfli Advisory LLC and its respective subsidiary entities provide professional services. Wipfli LLP and Wipfli Advisory LLC (and its respective subsidiary entities) practice in an alternative practice structure in accordance with the AICPA Code of Professional Conduct and applicable law, regulations, and professional standards. Wipfli LLP is a licensed independent CPA firm that provides attest services to its clients, and Wipfli Advisory LLC provides tax and business consulting services to its clients. Wipfli Advisory LLC and its subsidiary entities are not licensed CPA firms.

Plexus Corp. 401(k) Retirement Plan
Statements of Net Assets Available for Benefits
December 31, 2025 and 2024

	2025	2024
Assets
Investments, at fair value	$661,940,345	$599,821,911

Receivables
Company contributions	375,344	276,319
Participants' contributions	72,145	—
Notes receivable from participants	5,962,191	5,992,026

Net assets available for benefits	$668,350,025	$606,090,256

The accompanying notes are an integral part of these financial statements.

Plexus Corp. 401(k) Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2025

Year Ended
December 31, 2025
Additions to net assets:
Net investment income:
Net appreciation in fair value of investments	$84,768,188
Dividends	4,865,933
Total investment income	89,634,121

Interest income on notes receivable from participants	513,640

Contributions:
Company	9,711,190
Participant	24,069,895
Participant rollovers	2,401,686
Total contributions	36,182,771
Total additions to net assets	126,330,532

Deductions from net assets:
Benefits paid to participants	63,647,206
Administrative expenses	423,557
Total deductions from net assets	64,070,763

Net increase during the year	62,259,769

Net assets available for benefits
Beginning of year	606,090,256
End of year	$668,350,025

The accompanying notes are an integral part of this financial statements.

Plexus Corp. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2025 and 2024
1. Description of Plan
The following description of the Plexus Corp. 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering substantially all United States (“U.S.”) employees of Plexus Corp. (“Plexus”, the “Company” or the “Employer”) and affiliated employers, as defined therein. Employees are eligible to participate immediately following their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
Contributions
Employee contributions are based on voluntary elections via phone or internet by the participants directing the Company to defer a stated amount from the participant’s compensation. Participants may elect to defer up to 75% of their eligible compensation contributed as pre-tax 401(k), Roth, or after-tax contributions to the Plan. New hires and rehires are subject to the automatic enrollment provisions under the Plan. Unless the new hire/rehire waives enrollment, employees are enrolled with a 4% deferral election, and the deferral election will increase 1% each year up to a maximum of 15% of their annual compensation. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.
The discretionary Company matching contribution will be determined on an annual basis; however, on a per pay period basis, the Company makes a matching contribution on behalf of each eligible participant equal to 100% of the first 4% of the participant’s compensation contributed to the Plan. Participants are eligible for the matching contribution immediately following their date of hire. Contributions are limited by Section 415(c) of the Internal Revenue Code (the “IRC”).
The Plan permits rollover contributions from other qualified plans; however, rollover contributions are not eligible for the Company matching contribution.
Investment Alternatives
Plan participants may direct their entire account balances in partial percentage increments to any of the various investment options offered by the Plan, which includes the common stock of the Company ("Plexus Corp. Common Stock"). Company contributions are also invested based on participant allocation elections. Participants may change their investment options daily.
Participant Accounts and Allocations
Participant recordkeeping is performed by T. Rowe Price Retirement Plan Services, Inc. ("T. Rowe Price", or the "trustee"). For all investment programs that are mutual funds, T. Rowe Price maintains participant balances on a share method. Participant investments in the T. Rowe Price common trust funds are accounted for on a unit value method.
Each participant’s account is credited with the participant’s contributions, Company matching contributions, and Plan earnings (losses). Transaction fees charged for participant loans and distributions are allocated directly to that participant’s account. Allocations of Plan earnings (losses) are based on participant account balances in relation to total fund account balances, as defined by the Plan document.

Plexus Corp. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2025 and 2024
Vesting and Distributions
Participants hired on or before January 1, 2024 immediately vest in all contributions made to the Plan. For participants hired after January 1, 2024, participant contributions are fully and immediately vested, and the Company matching contribution is fully vested on a three-year cliff schedule. Participant accounts are distributable, in full or as partial withdrawals, in the form of a lump sum payment or substantially equal installments of cash or in whole shares of Company securities as elected by the participant upon retirement, termination of employment, death, disability, financial hardship, attainment of age 59-1/2, victim of domestic abuse, or if a qualified reservist is called to active military duty. Participant account balances of less than $7,000 are automatically distributed in a single lump sum. In addition, participant accounts can be rolled over into an individual retirement account (“IRA”) or another qualified defined contribution plan. Participant distributions may not be deferred past April 1 following the year in which the participant reaches the age of 72 (73 if you reach age 72 after December 31, 2022). Forfeitures of unclaimed distributions are used to offset Company matching contributions.

Notes Receivable from Participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Participants may have a maximum of two loans outstanding against their account at one time. All loans must be repaid within 5 years. Loans are collateralized by the balance in the participant’s account and bear interest at a rate determined by the Plan administrator at the time the loan is executed based on the prevailing rate charged by other lenders for a similar loan.
As of December 31, 2025 and 2024, all outstanding loans bore interest at the prime rate plus 1%. Principal and interest are paid ratably through regular payroll deductions.
Plan Reimbursement Account
As part of the recordkeeping and administrative service fee arrangement with T. Rowe Price, T. Rowe Price reimburses investment fund related revenue received by T. Rowe Price relating to the Plan that is in excess of the agreed upon service fee structure. The reimbursement amounts, if any, are paid to the Plan in a Plan Reimbursement Account. Investment fund related revenue received by T. Rowe Price typically includes Rule 12b-1 fees and service fees paid by the fund or the fund’s affiliates. The Plan Reimbursement Account may be used by the Plan to pay direct and necessary expenses of the Plan; these fees are reflected as appreciation in investments.
For the year ended December 31, 2025, Plan reimbursement revenue was immaterial.
2.    Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").
Use of Estimates
The preparation of the accompanying financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Plexus Corp. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2025 and 2024
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Fair value is the price that would be received on the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.
The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation/(depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on an accrual basis. Delinquent participant loans are reclassified as distributions based on the terms of the Plan document.

Risks and Uncertainties
The Plan provides for various investment options in a combination of different investment securities, including a Plexus Corp. Common Stock fund. The Plan’s investments are exposed to various risks, including, but not limited to, interest rate, market, and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.
Payment of Benefits
Benefits are recorded when paid except for any excess contributions payable to participants, which are recorded as they become payable.
Administrative Expenses
Certain expenses of maintaining the Plan are paid directly by the Company and are not reflected within the financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participants' accounts and are included in administrative expenses. Investment related expenses are included in net appreciation/(depreciation) of the fair value of investments.
Subsequent Events
Subsequent events have been evaluated through the date the financial statements were issued. Plan management is not aware of any subsequent events that would require recognition or disclosure in the financial statements.

Plexus Corp. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2025 and 2024
3.    Fair Value Measurements
The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB Accounting Standards Codification Topic 820 are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from, or corroborated by, observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2025 and 2024.

Mutual Funds and Money Market: Valued at the net asset value ("NAV") of shares held by the Plan at year end. The NAV is a quoted price in an active market.
Common Stock: Valued at the closing price reported on the active market on which the common stock is traded.
Common/Collective Trusts: Valued at the NAV of units of a collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities.
One of the common/collective trust investments is a stable value collective trust fund for which quoted prices are not available in active markets for identical instruments. The Plan utilizes the net asset value ("NAV") per share provided by the trustee as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. The stable value collective trust fund is not required to be classified within a level on the fair value hierarchy.
The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different

Plexus Corp. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2025 and 2024
methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth, by level within the fair value hierarchy, the Plan’s assets that are measured at fair value as of December 31, 2025 and 2024, with the exception of the common/collective trusts measured at fair value using the NAV practical expedient. The fair value for the common/collective trusts are provided below to permit reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.
During the years ended December 31, 2025 and 2024, there were no transfers among levels.

	Level 1	Level 2	Level 3	Total
2025:
Mutual funds	$73,270,893	$—	$—	$73,270,893
Common stock	18,797,658	—	—	18,797,658
Money market	384,529	—	—	384,529
Total assets in the fair value hierarchy	$92,453,080	$—	$—	$92,453,080
Common/collective trusts*				569,487,265
Total investments measured at fair value				$661,940,345

2024:
Mutual funds	$160,790,987	$—	$—	$160,790,987
Common stock	22,839,172	—	—	22,839,172
Money market	319,329	—	—	319,329
Total assets in the fair value hierarchy	$183,949,488	$—	$—	$183,949,488
Common/collective trusts*				415,872,423
Total investments measured at fair value				$599,821,911
*At December 31, 2025 and 2024, the T. Rowe Price Retirement Trusts, the T. Rowe Price Fund, and the T. Rowe Price Trust did not have any unfunded commitments, any other redemption restrictions or a redemption notice period.
4.    Tax Status
The Plan adopted T. Rowe Price's savings plan document, which received a favorable opinion letter from the Internal Revenue Service, dated August 19, 2020, stating that it is qualified under the applicable requirements of the IRC and is, therefore, not subject to tax under present income tax laws. Although the Plan has been amended since receiving the opinion letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified and tax-exempt.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that would likely not be sustained upon examination by a taxing authority. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that, as of December 31, 2025 and 2024, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

Plexus Corp. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2025 and 2024
5.    Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.
6.    Related Party and Party-In-Interest Transactions
Certain Plan investments represent Employer securities. Transactions involving these investments are considered related party and party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.
A portion of the Plan's assets are invested in common stock of the Company. Although these transactions qualify as related party and party-in-interest transactions, they are exempt from the prohibited transaction rule under 407(b) of the ERISA regulations.
Notes receivable from participants also qualify as party-in-interest transactions but are exempt from the prohibited transaction rules of ERISA.
Certain Plan investments are in shares of common trust funds and mutual funds managed by T. Rowe Price. T. Rowe Price is the trustee defined by the Plan, and therefore, these purchases and sales qualify as party-in-interest transactions.
Fees paid by the Plan for investment management and record keeping are included as a reduction of the return earned by each fund.

Plexus Corp. 401(k) Retirement Plan
EIN: 39-1344447, PN: 001
Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2025

	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Current Value **
	Spartan 500 Index Pool	Common Trust Fund	$102,838,335
*	T. Rowe Price Retirement Hybrid 2040 Trust	Common Trust Fund	68,900,262
*	T. Rowe Price Retirement Hybrid 2035 Trust	Common Trust Fund	59,775,637
*	T. Rowe Price Retirement Hybrid 2030 Trust	Common Trust Fund	56,090,019
*	T. Rowe Price Blue Chip Growth Trust T5	Common Trust Fund	46,191,478
*	T. Rowe Price Retirement Hybrid 2045 Trust	Common Trust Fund	34,753,687
*	T. Rowe Price Retirement Hybrid 2055 Trust	Common Trust Fund	34,511,162
*	T. Rowe Price Retirement Hybrid 2050 Trust	Common Trust Fund	34,171,077
*	T. Rowe Price Retirement Hybrid 2025 Trust	Common Trust Fund	24,380,773
*	T. Rowe Price Stable Value Fund	Common Trust Fund	22,452,800
	Hartford Schroders International Stock	Mutual Fund	22,295,392
*	T. Rowe Price Retirement Hybrid 2060 Trust	Common Trust Fund	20,894,454
*	T. Rowe Price Equity Income Trust	Common Trust Fund	20,262,791
*	Plexus Corp. Common Stock	Common Stock	18,797,658
	Geneva Small Cap Growth Collect FD CL C	Common Trust Fund	18,337,707
	Fidelity US Bond Index Fund	Mutual Fund	15,497,719
*	T. Rowe Price Retirement Hybrid 2020 Trust	Common Trust Fund	10,542,820
	American Beacon Small Cap Value R6	Mutual Fund	8,932,567
	DFA Emerging Markets Portfolio	Mutual Fund	8,136,211
*	T. Rowe Price Retirement Hybrid 2065 Trust	Common Trust Fund	7,952,016
	DFA International Small Company Portfolio Inst	Mutual Fund	5,760,995
	Fidelity Inflation Protected Bond Index	Mutual Fund	4,977,722
	PIMCO Commodities Plus Institutional Fund	Mutual Fund	3,879,436
	M.F.S. Emerging Market Debt R6	Mutual Fund	3,790,851
*	T. Rowe Price Retirement Hybrid 2010 Trust	Common Trust Fund	2,678,498
*	T. Rowe Price Retirement Hybrid 2015 Trust	Common Trust Fund	2,158,878
*	T. Rowe Price Retirement Balanced Trust	Common Trust Fund	2,100,677
	Vanguard Federal Money Market Fund	Money Market	384,529
*	T. Rowe Price Retirement Hybrid 2070 Trust	Common Trust Fund	375,604
*	T. Rowe Price Retirement Hybrid 2005 Trust	Common Trust Fund	118,590
		Total Investments	661,940,345
*	Notes receivable from participants bearing interest at rates from 4.25% to 9.50% with maturities ranging from 2025-2030; $0 cost	Participant Loans	5,962,191
		Total	$667,902,536

*Party-in-interest.
**Related cost information is not required for participant-directed investments.

* * * * *
SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 18, 2026	PLEXUS CORP. 401(k) RETIREMENT PLAN
(Registrant)
By: /s/Angelo M. Ninivaggi
Angelo M. Ninivaggi
Executive Vice President, Chief Legal and Public Affairs Officer